For Immediate Release
Investor Contacts:
KCSA Strategic Communications
Jeffrey Goldberger / Yemi Rose
+1 212.896.1249 / +1 212.896.1233
jgoldberger@kcsa.com / yrose@kcsa.com

Cascal N.V. Announces First Quarter 2010 Results

▪	Revenue of $40.9 million, down 5% at current exchange rates and up 13% at constant exchange rates
▪	EBITDA of $14.3 million, down 14% at current exchange rates and up 2% at constant exchange rates
▪	Net profit up 18% to $6.5 million
▪	EPS up 18% to $0.21

London, U.K., Aug. 10, 2009 - Cascal N.V. (NYSE: HOO) (the “Company”), a leading provider of water and wastewater services in seven countries, today announced unaudited financial results for first quarter ended June 30, 2009. Cascal N.V. results are presented in U.S. dollars.

Results for First Quarter Ended June 30, 2009

Revenue for the three months ended June 30, 2009 increased by $4.7 million or 13% at constant exchange rates, compared to the same period last year. The $4.7 million increase was the result of $3.7 million contributed by the acquisitions completed last year, with the remaining $1.0 million achieved by the Company’s historical portfolio. At current exchange rates, the $4.7 million increase was offset by a $6.8 million translation effect into USD, including $5.4 million due to USD-GBP movements.

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Revenue in China increased by $2.4 million or 69% at constant exchange rates, compared to the same period last year. This increase was mainly due to the contributions made by Yancheng joint venture and Zhumadian subsidiary, which were acquired on April 29, 2008 and July 23, 2008, respectively. The remainder of the increase came from a combination of rate and volume increases in the pre-existing operations in China.

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Revenue in Chile increased by $2.1 million or 96% at constant exchange rates, compared to the same period last year. Servicomunal and Servilampa, which were acquired on June 27, 2008, contributed $1.5 million of the overall increase, and $0.6 million was contributed by the Company’s pre-existing operations in Northern Chile and Santiago, mainly as a result of rate increases and higher volumes sold. At current exchange rates, the $2.1 million increase was offset by a $0.4 million translation effect into USD.

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Revenue in South Africa increased by $0.4 million or 8% at constant exchange rates, compared to the same period last year, mainly as a result of a 10% rate increase implemented by the Nelspruit business and increases of 6% and 9% for water and sewerage services, respectively, implemented by Siza Water, all with effect from July 2008. At current exchange rates, the $0.4 million increase was offset by a similar amount due to translation effect into USD.

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Revenue in Panama decreased by $0.4 million or 14%, compared to the same period last year, mainly as a result of $0.5 million revenue from a prior period recognized in the quarter ended June 2008 due to the client’s late approval of a rate increase.

For the quarter ended June 30, 2009, EBITDA increased by $0.2 million or 2% at constant exchange rates, compared to the same period last year. Approximately $1.2 million of additional EBITDA was contributed by the acquisitions completed last year, offset principally by a $0.5 million EBITDA reduction in Panama due to the prior period revenue recognition explained above and $0.4 million additional corporate overhead. A majority of the EBITDA increase was contributed by the Company’s operations in Chile (+$1.0 million) and China (+$0.6 million), offset by reductions in Panama (-$0.5 million), the U.K. (-$0.3 million) and Indonesia (-$0.2 million). The increased corporate overhead was mainly the result of increased costs of audit, tax advice and other consultancy services. At current exchange rates, the $0.2 million increase was offset by a $2.6 million translation effect into USD. Please read “Use of Non-GAAP Financial Measures” for a description of EBITDA.

Overall, net financial income and expense decreased by $2.8 million for the quarter ended June 30, 2009, essentially as a result of the indexation of the U.K. long-term debt facility by reference to the retail prices index.

For the quarter ended June 30, 2009, net profit was $6.5 million, or $0.21 per share, compared to net profit of $5.5 million, or $0.18 per share for the same period last year.

The effective tax rate incurred was 31.1% compared to 34.7% in the same period last year. During fiscal 2009 the Company communicated its intention to address aspects of the underlying inefficiencies within its tax structure. During the fourth quarter of 2009 the Company made significant progress towards achieving this, and these steps contributed to the decrease in the consolidated effective tax rate reported for the quarter ended June 30, 2009.

Commenting on the Company’s first quarter results, Stephane Richer, Cascal Chief Executive Officer, stated, “This quarter represents the seventh consecutive quarter since our IPO in January 2008 where Cascal has delivered double digit year-on-year revenue growth at constant exchange rates. Our EBITDA margin of 35.1% demonstrates the high level of resilience that we have achieved with our portfolio of companies with significant progress being made in Chile offset by reduction in Indonesia and substantial stability everywhere else (subject to prior period effect in Panama). These operating results, coupled with reduced interest expense and lower effective tax rate, have made Cascal’s Net Profit of $6.5 million the highest quarterly result ever achieved by the group. In addition to growing our business, we remain committed to the delivery of high quality, safe and reliable services, irrespective of any challenges global or individual economies may present.”

As of June 30, 2009, the consolidated balance sheet shows cash and cash equivalents of $39.0 million, an improvement of $4.3 million during the quarter.

Recent Business Highlights

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Effective June 26, 2009, the Company entered into an amendment and extension of its revolving credit and guarantee banking facility. The banking facility consisted of a $60 million revolving credit facility and a $10 million guarantee facility. The terms of the facility provided that the loan is revolving until June 30, 2011 and may be extended to June 30, 2012 should the parties agree. The facility was renewed under substantially the same terms and conditions with the exception of higher interest rate margin in line with current market trends.

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On July 23, 2009, Ofwat, the UK regulator issued its Draft Determination of Rates for the UK water industry. For the Company’s subsidiary, Bournemouth and West Hampshire Water, the draft determination includes real rate adjustments (i.e. before inflation) of +2.5%, +1.3%, -1.3%, -0.4% and +2.5% for the five years starting on April 1, 2010. The draft determination also provides for a capital investment of £43 million for the period 2010-2015 compared to approximately £53 million for the prior period 2005-2010 (expressed in 2007/08 prices).

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On August 6, 2009, Cascal announced that a cash dividend of $0.09 per share was approved at its Annual General Meeting of shareholders held in Amsterdam, The Netherlands.  The dividend is payable to shareholders of record on September 23, 2009, and will be paid on September 30, 2009.  The shares become ex-dividend on September 21, 2009.

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Panama – At meetings in Panama City on July 29-30, 2009, senior representatives of the recently elected government of Panama confirmed that they will attend diligently to allocate the funds needed to settle the circa $7 million arrears of accounts receivable owed to the Company’s subsidiary Aguas de Panama. Within a week of the above meetings, the first step was completed with the National Economic Council (CENA) approving the $7 million requested. This is a very encouraging development and the Company understands that the final steps include clearance from the Cabinet and from the Budget Commission of the Assembly.

Conference Call

The Company will host a conference call at 9 a.m. Eastern Time/ 2 p.m. BST on August 11, 2009.  On the call, Stephane Richer, CEO of Cascal, and Steve Hollinshead, CFO, will discuss the Company’s results, and review operational highlights and other business developments.  The Company invites you to participate on the call at the following telephone numbers: (877) 375-4189 (local), (404) 665-9923 (international), (0800) 032-3836 (UK Freephone). The access code for all callers is 22946032. The call will also be available via webcast at www.cascal.co.uk. Please allow extra time prior to the call to visit the site and to download any necessary software to listen to the Internet broadcast. An online archive of the webcast will be available on the Company’s website for 30 days following the call. A replay of the call will be available from August 11, 2009 at 9.45 a.m., ET/2.45 p.m. BST through September 11, 2009 at 11.59 p.m. ET/ September 12, 2009 at 4.59 a.m. BST. To access the replay, please call (800) 642-1687 (local) or +1(706) 645-9291 (international) and enter the following code: 22946032.

About Cascal N.V.

Cascal provides water and wastewater services to its customers in seven countries: the United Kingdom, South Africa, Indonesia, China, Chile, Panama and The Philippines. Cascal's customers are predominantly homes and businesses representing a total population of approximately 4 million.

Forward-looking statements

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements relating to the future of our operations in Panama. Such forward-looking statements are not guarantees of future performance. There are important factors, many of which are outside of our control, that could cause actual results to differ materially from those expressed or implied by such forward-looking statements including: general economic business conditions, unfavorable weather conditions, housing and population growth trends, changes in energy prices and taxes, fluctuations with currency exchange rates, changes in regulations or regulatory treatment, changes in environmental compliance and water quality requirements, availability and the cost of capital, the success of growth initiatives, acquisitions and our ability to successfully integrate acquired companies and other factors discussed in our filings with the Securities and Exchange Commission, including under Risk Factors in our Form 20-F for the fiscal year ended March 31, 2009, filed with the SEC on July 1, 2009. We do not undertake and have no obligation to publicly update or revise any forward-looking statement.

Use of Non-GAAP Financial Measures

In evaluating its business, the Company uses EBITDA as a supplemental measure of its operating performance. The Company defines EBITDA as earnings before interest, taxes, depreciation and amortization. The term EBITDA is not defined under generally accepted accounting principles, or GAAP, and is not a measure of operating income, operating performance or liquidity presented in accordance with GAAP. EBITDA has limitations as an analytical tool, and when assessing the Company’s operating performance, investors should not consider EBITDA in isolation, or as a substitute for net income (loss) or other consolidated income statement data prepared in accordance with GAAP.

Tables follow

Consolidated Statements of Income

	Three months ended June 30, 2009	Three months ended June 30, 2008
Amounts, except shares and	Continuing and total	Continuing	Discontinued
per share amounts, expressed	operations	operations	operations	Total
in thousands of USD	Unaudited	Unaudited	Unaudited	Unaudited
Revenue	40,895	42,956	-	42,956
Operating Expenses
Raw and auxiliary materials and other external costs	10,497	10,011	-	10,011
Staff costs	8,686	9,054	-	9,054
Depreciation and amortization of intangible and tangible fixed assets and negative goodwill	5,943	5,928	-	5,928
Profit on disposal of intangible and tangible fixed assets	(1,235)	(808)	-	(808)
Other operating charges	7,373	7,177	-	7,177
	31,264	31,362	-	31,362
Operating Profit	9,631	11,594	-	11,594
Net Financial Income and Expense
Gain on disposal / termination of subsidiary.	-	-	3	3
Exchange rate results	252	(173)	-	(173)
Interest income	222	591	8	599
Interest expense	(432)	(3,182)	(1)	(3,183)
	42	(2,764)	10	(2,754)
Profit before Taxation	9,673	8,830	10	8,840
Taxation	(3,011)	(3,067)	-	(3,067)
Profit after Taxation	6,662	5,763	10	5,773
Minority Interest	(166)	(271)	-	(271)
Net Profit	6,496	5,492	10	5,502
Earnings per share — Basic and Diluted	0.21	0.18	0.00	0.18
Weighted average number of shares — Basic and Diluted	30,566,007	30,566,007	30,566,007	30,566,007

Revenue by segment

Amounts expressed in thousands of USD	Three months ended June 30, 2009 Unaudited	Three months ended June 30, 2008 Unaudited
United Kingdom	18,870	24,198
South Africa	5,357	5,377
Indonesia	3,095	3,411
China	5,890	3,425
Chile	4,302	2,596
Panama	2,585	3,011
The Philippines	713	761
Holding Companies	677	1,043
Less: Inter-segment sales	(594)	(866)
Continuing and total operations	40,895	42,956

Revenue
Dutch GAAP
(Dollars in thousands)	Three months ended June 30, 2009 as reported	Three months ended June 30, 2008 as reported	Three months ended June 30, 2008 at constant exchange rates	Change 2008- 2009 at constant exchange rates	Percentage change 2008- 2009 at constant exchange rates
United Kingdom	$18,870	$24,198	$18,763	$107	0.6%
South Africa	5,357	5,377	4,961	396	8.0%
Indonesia	3,095	3,411	2,958	137	4.6%
China	5,890	3,425	3,482	2,408	69.2%
Chile	4,302	2,596	2,193	2,109	96.2%
Panama	2,585	3,011	3,011	(426)	(14.1)%
The Philippines	713	761	684	29	4.2%
Holding companies	83	177	135	(52)	(38.4)%
Total operations	$40,895	$42,956	$36,187	$4,708	13.0%
Exchange rate effect			6,769
Total after exchange rate effect	$40,895	$42,956	$42,956

Use of Non-GAAP Financial Measures - EBITDA

EBITDA represents net profit before interest expense/(income) and exchange rate results, taxation, depreciation and amortization of intangible and tangible fixed assets and negative goodwill, loss/(profit) on disposal of intangible and tangible fixed assets and minority interest. EBITDA is a non-GAAP measure and does not represent and should not be considered as an alternative to net profit or cash flow as determined under generally accepted accounting principles. We believe EBITDA facilitates operating performance comparisons from period to period. We believe EBITDA may facilitate company to company operating performance comparisons by backing out potential differences caused by variations in capital structures (affecting net interest expense), taxation and the age and book depreciation of facilities and equipment (affecting relative depreciation expense), which may vary for different companies for reasons unrelated to operating performance, and other non-recurring one-time items. We further believe that EBITDA is frequently used by securities analysts, investors and other interested parties in their evaluation of companies, many of which present an EBITDA measure when reporting their results.

EBITDA has limitations as an analytical tool, and you should not consider it either in isolation or as a substitute for analyzing our results as reported under Dutch GAAP. Some of these limitations are:

•	EBITDA does not reflect historical cash expenditures or future requirements for capital expenditures or contractual commitments;
•	EBITDA does not reflect changes in, or cash requirements for, our working capital needs;
•	EBITDA does not reflect our interest expense, or the cash requirements necessary to service interest or principal payments on our debt;
•	EBITDA does not reflect our tax expense or the cash requirements to pay our taxes;
•
although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA does not reflect any cash requirements of those replacements; and

•	other companies in our industry may calculate EBITDA differently, limiting its usefulness as a comparative measure.

Because of these limitations, EBITDA should not be considered as the primary measure of our operating performance or as a measure of discretionary cash available to us to invest in the growth of our business. The following is a reconciliation of net profit, the most directly comparable Dutch GAAP performance measure, to EBITDA.

(Dollars in thousands)	Three months ended June 30, 2009	Three months ended June 30, 2008
Net profit	$6,496	$5,502
Add:
Interest (income)/expense and exchange rate results	(42)	2,757
Gain on disposal / termination of subsidiary	-	(3)
Taxation	3,011	3,067
Depreciation and amortization of intangible and tangible fixed assets and negative goodwill	5,943	5,928
Profit on disposal of intangible and tangible fixed assets	(1,235)	(808)
Minority interest	166	271
EBITDA	$14,339	$16,714
Revenue	$40,895	$42,956
EBITDA as a percentage of revenue	35.1%	38.9%

 Consolidated Balance Sheets

Amounts expressed in thousands of USD	June 30, 2009 Unaudited	March 31, 2009
Assets
Fixed Assets
Intangible fixed assets	44,320	42,860
Tangible fixed assets	446,966	397,593
Financial fixed assets	20,860	19,298
	512,146	459,751
Current Assets
Stocks	2,758	2,174
Work in progress	4,776	3,727
Debtors	69,356	51,350
Cash at bank and in hand	38,970	34,678
	115,860	91,929
Total Assets	628,006	551,680
Shareholders’ Equity & Liabilities
Shareholders’ equity	134,468	118,214
Minority shareholders’ interest	34,989	35,080
Group Equity	169,457	153,294
Negative goodwill	1,196	1,210
Provisions	67,821	60,328
Deferred revenue	61,546	51,708
Long term liabilities	239,761	161,812
Current liabilities	88,225	123,328
Total Liabilities	458,549	398,386
Total Shareholders’ Equity and Liabilities	628,006	551,680